Exhibit 13.2

TCPL [23
FIRST QUARTER REPORT 2008

Consolidated Income

(unaudited)	Three months ended March 31
(millions of dollars)	2008	2007
Revenues	2,133	2,244

Operating Expenses
Plant operating costs and other	698	732
Commodity purchases resold	410	571
Depreciation	296	290
	1,404	1,593
	729	651
Other Expenses/(Income)
Financial charges	224	239
Financial charges of joint ventures	16	21
Interest income and other	(39)	(30)
Calpine bankruptcy settlements	(279)	-
Writedown of Broadwater LNG project costs	41	-
	(37)	230

Income before Income Taxes and
Non-Controlling Interests	766	421
Income Taxes
Current	246	167
Future	4	(37)
	250	130

Non-Controlling Interests
Non-controlling interest in PipeLines LP	21	17
Other	44	5
	65	22

Net Income	451	269

Preferred Share Dividends	6	6
Net Income Applicable to Common Shares	445	263

See accompanying notes to the consolidated financial statements.

TCPL [24
FIRST QUARTER REPORT 2008

Consolidated Cash Flows

(unaudited)	Three months ended March 31
(millions of dollars)	2008	2007

Cash Generated From Operations
Net income	451	269
Depreciation	296	290
Future income taxes	4	(37)
Non-controlling interests	65	22
Employee future benefits funding lower than expense	20	12
Writedown of Broadwater LNG project costs	41	-
Other	40	23
	917	579
Decrease in operating working capital	25	41
Net cash provided by operations	942	620
Investing Activities
Capital expenditures	(460)	(306)
Acquisitions, net of cash acquired	(2)	(4,265)
Deferred amounts and other	112	(43)
Net cash used in investing activities	(350)	(4,614)

Financing Activities
Dividends on common and preferred shares	(190)	(162)
Advances (repaid to)/from parent	(383)	756
Distributions paid to non-controlling interests	(15)	(10)
Notes payable issued, net	336	502
Long-term debt issued	112	1,362
Reduction of long-term debt	(394)	(325)
Long-term debt of joint ventures issued	17	12
Reduction of long-term debt of joint ventures	(29)	(12)
Common shares issued, net of issue costs	56	1,472
Partnership units of subsidiary issued	-	348
Net cash (used in)/provided by financing activities	(490)	3,943

Effect of Foreign Exchange Rate Changes on Cash
and Cash Equivalents	23	(3)

Increase/(Decrease) in Cash and Cash Equivalents	125	(54)

Cash and Cash Equivalents
Beginning of period	504	401

Cash and Cash Equivalents
End of period	629	347

Supplementary Cash Flow Information
Income taxes paid	164	87
Interest paid	202	273

See accompanying notes to the consolidated financial statements.

TCPL [25
FIRST QUARTER REPORT 2008

Consolidated Balance Sheet

(unaudited)	March 31,	December 31,
(millions of dollars)	2008	2007
ASSETS
Current Assets
Cash and cash equivalents	629	504
Accounts receivable	964	1,116
Inventories	503	497
Due from TransCanada Corporation	1,215	835
Other	268	188
	3,579	3,140
Plant, Property and Equipment	23,877	23,452
Goodwill	2,839	2,633
Other Assets	1,782	1,940
	32,077	31,165

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities
Notes payable	373	55
Accounts payable and accrued liabilities	1,718	1,769
Accrued interest	303	260
Current portion of long-term debt	895	556
Current portion of long-term debt of joint ventures	28	30
	3,317	2,670
Due to TransCanada Corporation	1,307	1,307
Deferred Amounts	1,221	1,107
Future Income Taxes	1,185	1,193
Long-Term Debt	12,037	12,377
Long-Term Debt of Joint Ventures	900	873
Junior Subordinated Notes	1,015	975
	20,982	20,502

Non-Controlling Interests
Non-controlling interest in PipeLines LP	619	539
Other	119	71
	738	610
Shareholder's Equity	10,357	10,053
	32,077	31,165

See accompanying notes to the consolidated financial statements.

TCPL [26
FIRST QUARTER REPORT 2008

Consolidated Comprehensive Income

(unaudited)	Three months ended March 31
(millions of dollars)	2008	2007
Net Income	451	269
Other Comprehensive Income/(Loss), Net of Income Taxes
Change in foreign currency translation gains and losses on
investments in foreign operations (1)	53	(37)
Change in gains and losses on hedges of investments
in foreign operations (2)	(41)	9
Change in gains and losses on derivative instruments
designated as cash flow hedges (3)	4	(1)
Reclassification to net income of gains and losses on derivative instruments designated as cash flow hedges pertaining to
prior periods (4)	(19)	(3)
Other Comprehensive Income/(Loss)	(3)	(32)
Comprehensive Income	448	237

(1) Net of income tax recovery of $25 million for the three months ended March 31, 2008 (2007 - $5 million expense).
(2) Net of income tax recovery of $22 million for the three months ended March 31, 2008 (2007 - $5 million expense).
(3) Net of income tax expense of $12 million for the three months ended March 31, 2008 (2007 - $5 million recovery).
(4) Net of income tax recovery of $9 million for the three months ended March 31, 2008 (2007 - $2 million recovery).

See accompanying notes to the consolidated financial statements.

TCPL [27
FIRST QUARTER REPORT 2008

Consolidated Accumulated Other Comprehensive Income

(unaudited) (millions of dollars)	Currency Translation Adjustment	Cash Flow Hedges	Total
Balance at December 31, 2007	(361)	(12)	(373)
Change in foreign currency translation gains and losses on investments in
foreign operations (1)	53	-	53
Change in gains and losses on hedge of investments in foreign operations (2)	(41)	-	(41)
Change in gains and losses on derivative instruments designated as cash flow
hedges (3)	-	4	4
Reclassification to net income of gains and losses on derivative instruments
designated as cash flow hedges pertaining to prior periods (4)(5)	-	(19)	(19)
Balance at March 31, 2008	(349)	(27)	(376)

Balance at December 31, 2006	(90)	-	(90)
Transition adjustment resulting from adopting new financial instruments standards (6)	-	(96)	(96)
Change in foreign currency translation gains and losses on investments in
foreign operations (1)	(37)	-	(37)
Change in gains and losses on hedge of investments in foreign operations (2)	9	-	9
Change in gains and losses on derivative instruments designated as cash flow
hedges (3)	-	(1)	(1)
Reclassification to net income of gains and losses on derivative instruments
designated as cash flow hedges pertaining to prior periods (4)	-	(3)	(3)
Balance at March 31, 2007	(118)	(100)	(218)

(1) Net of income tax recovery of $25 million for the three months ended March 31, 2008 (2007 - $5 million expense).
(2) Net of income tax recovery of $22 million for the three months ended March 31, 2008 (2007 - $5 million expense).
(3) Net of income tax expense of $12 million for the three months ended March 31, 2008 (2007 - $5 million recovery).
(4) Net of income tax recovery of $9 million for the three months ended March 31, 2008 (2007 - $2 million recovery).
(5) The amount of gains and losses related to cash flow hedges reported in accumulated other comprehensive income that will be reclassified to net income in the next 12 months is expected to be $12 million ($15 million net of tax) of net losses.
(6) Net of income tax expense of $44 million.

See accompanying notes to the consolidated financial statements.

TCPL [28
FIRST QUARTER REPORT 2008

Consolidated Shareholder’s Equity
(unaudited)	Three months ended March 31
(millions of dollars)	2008	2007
Preferred Shares	389	389

Common Shares
Balance at beginning of period	6,554	4,712
Proceeds from common shares issued	56	1,472
Balance at end of period	6,610	6,184

Contributed Surplus
Balance at beginning of period	281	277
Other	1	1
Balance at end of period	282	278

Retained Earnings
Balance at beginning of period	3,202	2,719
Transition adjustment resulting from adopting new financial
instruments accounting standards	-	4
Net income	451	269
Preferred share dividends	(6)	(6)
Common share dividends	(195)	(182)
Balance at end of period	3,452	2,804

Accumulated Other Comprehensive Income
Balance at beginning of period	(373)	(90)
Transition adjustment resulting from adopting new financial instruments
accounting standards	-	(96)
Other comprehensive income	(3)	(32)
Balance at end of period	(376)	(218)

Total Shareholder's Equity	10,357	9,437

See accompanying notes to the consolidated financial statements.

TCPL [29
FIRST QUARTER REPORT 2008

Notes to Consolidated Financial Statements
(Unaudited)

1.	Significant Accounting Policies

The consolidated financial statements of TransCanada PipeLines Limited (TCPL or the Company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies applied are consistent with those outlined in TCPL's annual audited Consolidated Financial Statements for the year ended December 31, 2007. These Consolidated Financial Statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2007 audited Consolidated Financial Statements included in TCPL’s 2007 Annual Report.  Amounts are stated in Canadian dollars unless otherwise indicated.

In Pipelines, which consists primarily of the Company's investments in regulated pipelines and regulated natural gas storage facilities, annual revenues and net earnings fluctuate over the long term based on regulators' decisions and negotiated settlements with shippers. Generally, quarter-over-quarter revenues and net earnings during any particular fiscal year remain relatively stable with fluctuations resulting from adjustments being recorded due to regulatory decisions and negotiated settlements with shippers, seasonal fluctuations in short-term throughput on U.S. pipelines, acquisitions and divestitures, and developments outside of the normal course of operations.

In Energy, which consists primarily of the Company’s investments in electrical power generation plants and non-regulated natural gas storage facilities, quarter-over-quarter revenues and net earnings are affected by seasonal weather conditions, customer demand, market prices, planned and unplanned plant outages, acquisitions and divestitures, and developments outside of the normal course of operations.

In preparing these financial statements, TCPL is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgement in making these estimates. In the opinion of management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies.

TCPL [30
FIRST QUARTER REPORT 2008

2.	Segmented Information

Three months ended March 31	Pipelines		Energy		Corporate		Total
(unaudited - millions of dollars)	2008	2007	2008	2007	2008	2007	2008	2007
Revenues	1,176	1,124	957	1,120	-	-	2,133	2,244
Plant operating costs and other	(399)	(383)	(298)	(347)	(1)	(2)	(698)	(732)
Commodity purchases resold	-	-	(410)	(571)	-	-	(410)	(571)
Depreciation	(254)	(251)	(42)	(39)	-	-	(296)	(290)
	523	490	207	163	(1)	(2)	729	651
Financial charges and non-controlling interests	(235)	(217)	-	1	(60)	(51)	(295)	(267)
Financial charges of joint ventures	(11)	(16)	(5)	(5)	-	-	(16)	(21)
Interest income and other	32	13	1	3	6	14	39	30
Calpine bankruptcy settlements	279	-	-	-	-	-	279	-
Writedown of Broadwater LNG project costs	-	-	(41)	-	-	-	(41)	-
Income taxes	(227)	(115)	(52)	(56)	29	41	(250)	(130)
Net Income Applicable to Common Shares	361	155	110	106	(26)	2	445	263

Total Assets
(unaudited - millions of dollars)	March 31, 2008	December 31, 2007
Pipelines	22,429	22,024
Energy	7,171	7,037
Corporate	2,477	2,104
	32,077	31,165

3.	Share Capital

In the three months ended March 31, 2008, TCPL issued 1.5 million common shares to TransCanada Corporation (TransCanada) for proceeds of approximately $56 million.

4.	Financial Instruments and Risk Management

Natural Gas Inventory
At March 31, 2008, $207 million of proprietary natural gas storage inventory was included in Inventories (December 31, 2007 - $190 million). Effective April 1, 2007, TCPL began valuing its proprietary natural gas storage inventory at fair value, as measured by the one-month forward price for natural gas. The Company did not have any proprietary natural gas inventory prior to April 1, 2007. The change in fair value of proprietary natural gas inventory in the three months ended March 31, 2008 resulted in a gain of $59 million, which was recorded as an increase to Revenues and Inventory. The net change in fair value of natural gas forward purchase and sales contracts in first-quarter 2008 was a loss of $76 million (three months ended March 31, 2007 – loss of $3 million), which was recorded in Revenues.

TCPL [31
FIRST QUARTER REPORT 2008

Derivative Financial Instruments

Derivatives Hedging Net Investment in Foreign Operations
Asset/(Liability)
(unaudited)
(millions of dollars)	March 31, 2008		December 31, 2007
		Notional or		Notional or
	Fair	Principal	Fair	Principal
	Value(1)	Amount	Value(1)	Amount
Derivative financial Instruments in hedging relationships
U.S. dollar cross-currency swaps
(maturing 2009 to 2014)	62	U.S. 450	77	U.S. 350
U.S. dollar forward foreign exchange contracts
(maturing 2008 )	(36)	U.S. 1,440	(4)	U.S. 150
U.S. dollar options
(maturing 2008 )	(1)	U.S. 50	3	U.S. 600

	25	U.S. 1,940	76	U.S. 1,100
(1) Fair values are equal to carrying values.

Derivative Financial Instruments Summary

Significant changes from December 31, 2007 for the Company's derivative financial instruments are as follows:

	Natural Gas
(unaudited)	March 31, 2008	December 31, 2007
Derivative Financial Instruments Held for Trading

Fair Values(1)
Assets	$98	$43
Liabilities	$(149)	$(19)
Volumes(2)
Purchases	55	47
Sales	74	64

(1)  Fair value is equal to the carrying value of these derivatives. Amounts are in millions of dollars.
(2)  Volumes for natural gas derivatives are in billion cubic feet.

TCPL [32
FIRST QUARTER REPORT 2008

5.	Employee Future Benefits

The net benefit plan expense for the Company’s defined benefit pension plans and other post-employment benefit plans for the three months ended March 31, 2008 is as follows.

Three months ended March 31	Pension Benefit Plans		Other Benefit Plans
(unaudited - millions of dollars)	2008	2007	2008	2007
Current service cost	13	11	-	-
Interest cost	19	17	2	1
Expected return on plan assets	(23)	(19)	-	-
Amortization of transitional obligation related to
regulated business	-	-	-	1
Amortization of net actuarial loss	4	6	-	1
Amortization of past service costs	1	1	-	-
Net benefit cost recognized	14	16	2	3

6.	Calpine Bankruptcy Settlements

Certain subsidiaries of Calpine Corporation (Calpine) filed for bankruptcy protection in both Canada and the U.S. in 2005. Gas Transmission Northwest Corporation (GTNC) and Portland reached agreements with Calpine for allowed unsecured claims in the Calpine bankruptcy. In February 2008, GTNC and Portland received initial distributions of 9.4 million shares and 6.1 million shares, respectively, which represented approximately 85 per cent of their agreed-for claims. These shares were subsequently sold into the open market for total pre-tax income of $279 million.

7.	Writedown of Development Costs

On March 24, 2008, the U.S. Federal Energy Regulatory Committee authorized the construction and operation of the Broadwater liquefied natural gas (LNG) project, subject to the conditions reflected in the authorization. On April 10, 2008, the New York State Department of State rejected a proposal to construct the Broadwater facility. As a result of this unfavourable decision, TCPL wrote down $27 million after tax ($41 million pre-tax) of costs that had been previously capitalized for the Broadwater LNG project to March 31, 2008.

8.	Commitments

On March 31, 2008, TCPL entered into an agreement with National Grid plc to acquire, for US$2.8 billion, 100 per cent of KeySpan–Ravenswood, LLC, which owns the Ravenswood Generating Facility in Queens, New York. The acquisition is expected to be financed in a manner that is consistent with TCPL’s current capital structure.

9.	Related Party Transactions

In January 2008, TCPL repaid US$370 million on a promissory note issued to TransCanada.

TCPL welcomes questions from shareholders and potential investors. Please telephone:

Investor Relations, at 1‑800‑361‑6522 (Canada and U.S. Mainland) or direct dial David Moneta/Myles Dougan/Terry Hook at (403) 920‑7911. The investor fax line is (403) 920‑2457. Media Relations: Cecily Dobson/Shela Shapiro at (403) 920‑7859 or 1-800-608-7859.

Visit the TCPL website at: http://www.transcanada.com